SATTERLEE STEPHENS BURKE & BURKE LLP
230 Park Avenue
New York, NY 10169
September 29, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention:       Filing Desk

Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625
Ladies and Gentlemen:
     On behalf of CanArgo Energy Corporation (the “Company”) we hereby transmit for filing via EDGAR with the Securities and Exchange Commission (“SEC”), pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (“Securities Act”), the Company’s Amendment No. 3 to Registration Statement on Form S-3 (the “Amendment”), which amends the Company’s Registration Statement on Form S-3 (Reg. No. 333-150625), originally filed on May 2, 2008 (the “Form S-3”).
     The following discussion responds to comments made by the Staff of the SEC (“Staff”) in a letter dated September 29, 2008 from Donna Levy on behalf of H. Roger Schwall, Assistant Director, addressed to Mr. Jeffrey Wilkins, Chief Financial Officer of the Company (the “Comment Letter”). The comments in the Comment Letter are responded to as follows (the numbers of the responses correspond in order to the comments in the Comment Letter):
Exhibit 5.1
     1. The Amendment contains a new opinion of counsel to the Company (the “Revised Opinion”).
     2. The Revised Opinion covers all the securities that are the subject of the Form S-3.
     3. Assumptions (iv) and (v) set forth in the earlier legal opinion dated September 19, 2008 have been eliminated.
     4. The Revised Opinion is based on the “...law of the State of Delaware (including applicable reported judicial opinions and applicable provisions of the Delaware Constitution)...”
     Courtesy copies of the Amendment and a copy of this letter and a copy of the Comment Letter have been sent separately via courier to Ms. Donna Levy of the SEC Staff.
     The Company has noted your comments regarding requests for acceleration of the effective date of the Registration Statement including timing, furnishing the letter you requested and the applicability of Rules 460 and 461. In this regard, because of the need to coordinate the opening of trading of the Rights on the AMEX and the Oslo Stock Exchange and complying with their requirements the Company intends to request acceleration of effectiveness of the Form S-3 for 4:00 pm Eastern Time on October 3, 2008. The Company will, of course, file the letter you requested at least two days prior to the requested effectiveness date after you have indicated that you have no further comments on the Form S-3.
     If you have any comments or questions regarding the foregoing or have need for any further information, kindly contact Peter A. Basilevsky, Esq. at (212) 404-8779 or in his absence Martin B. Tallan, Esq. at (212) 404-8711 of our firm. Your prompt review of the Amendment would be greatly appreciated.

Very truly yours,
/s/ Satterlee Stephens Burke & Burke LLP

Cc:	Donna Levy, Esq. (w/encs. via FEDEX Mail Stop 7010) Vincent McDonnell (w/enc. via email) Jeffrey Wilkins (w/enc. via email) Steven Polkoff (w/enc. via email)